EXHIBIT H  FORM OF NOTICE

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Public Utility Holding Company Act of 1935 (the "Act") and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transactions(s) summarized below. The application(s) and/or declarations(s) and any amendments is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the applications(s) and/or declaration(s) should submit their views in writing by ___________, 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es)specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Northeast Utilities (70-10045)

     Northeast Utilities ("NU"), a public utility holding company under the Act, its wholly-owned subsidiary, NU Enterprises, Inc. ("NUEI"), NUEI's wholly-owned subsidiary, Select Energy, Inc. ("Select") and Select's wholly-owned subsidiary, Select Energy New York, Inc. ("SENY" and collectively with NU, NUEI and Select, the "Applicants"), all located at 107 Selden Street, Berlin, Connecticut 06037, have filed an application/declaration under Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 42 and 54 with respect to the ownership of and investment in Select and SENY outside the constraints of Rule 58 under the Act, and the performance of energy-related activities by Select and SENY not specifically authorized under Rule 58.

     NU and NUEI request authority to (i) own Select and SENY outside Rule 58 and to make investments in Select and SENY, with such investments, along with existing investments, not subject to the limitations of Rule 58 and (ii) to issue guarantees and other forms of credit support ("Guarantees") of up to $750 million for the benefit of the direct and indirect nonutility subsidiaries of NU through September 30, 2005. <FN1>

     The Applicants state that mainly as a result of restructuring initiatives in Connecticut and Massachusetts which resulted in the sale of most of the generating assets of the operating utilities in the NU system, the total consolidated capitalization of NU was approximately $6.1 billion as of December 31, 2000. Applicants further state that while the "securitization" of regulatory assets in the first half of 2001 increased NU's capitalization to approximately $6.8 billion at September 30, 2001, the rate reduction bonds which were issued will amortize far more rapidly than traditional utility assets, reducing the capitalization base for Rule 58 investments accordingly. The Applicants assert that the financial constraints of Rule 58 could impose obstacles to the success of NU's strategy of increasing its marketing and brokering business. By seeking the exclusion of NU's existing investments in Select and SENY from Rule 58 and seeking to operate Select and SENY outside of Rule 58, NU asserts that it would be preserving room under Rule 58 for future investment.

     Applicants further state that investments in Select and SENY may take the form of equity contributions, open account advances or loans made directly by NU or made through NUEI and Money Pool borrowings by Select and that Guarantees may take the form of NU or NUEI agreeing to guarantee, undertake reimbursement obligations or assume liabilities or other obligations with respect to or act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Select and the other nonutility subsidiaries. Applicants assert that Guarantees have become a necessary component of the energy marketing and brokering business and NU projects the need to provide Guarantees for 2002 and 2003 in an aggregate amount up to $750 million at any one time outstanding. Applicants state that certain of the Guarantees may be in support of obligations that are not capable of exact quantification and that, in those cases, NU will determine the exposure under a Guaranty for purposes of measuring compliance with the Guaranty limit by standard industry methods, including estimation of exposure based on loss experience or projected potential payment amounts. NU and NUEI represent that that any Guarantee they issue will be without recourse to any NU system operating company.

     Select and SENY also request authority to engage in the energy services enumerated in Rule 58 and to engage in Energy Management
Services and Demand-side Management Services in the United States and Canada, without the need for further Commission authorization.

     Select and SENY further request authority to engage in the business of brokering and marketing energy commodities, including but not limited to electricity, natural gas and other combustible fuels (including incidental related services, such as fuel management, storage and procurement) anywhere in the world, without the need for further Commission authorization. NU requests the Commission to reserve jurisdiction over Select and SENY engaging in such business outside of the United States and Canada.

     Select and SENY state that each has employed, and will continue to employ various risk-management strategies, including entering into off-setting physical delivery contracts, the purchase and sale of derivative instruments, such as options and futures contracts, for purposes of hedging a physical position, and an appropriate mix of long and short term contracts. To that end, Select and SENY also seek authority to perform "hedging" activities and trading activities, including interest rate swaps, caps, collars, floors, and structured notes, the trading of electric and gas transmission contracts, emission allowances, weather products, and "paper" hedging products such as options and forwards, whether or not such activities are tied to a physical contract, in the United States and Canada. Applicants assert that if Select and SENY were not able to trade in such hedges and products, each would be at a distinct disadvantage to those marketers and traders who are not encumbered by the restrictions of the Act.

     For the Commission by the Division of Investment Management, under delegated authority.

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

<FN1> Guarantees issued by NUEI are exempt under Rule 52.
This information is provided for background purposes.

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